Exhibit 99.1

Burning Rock Reports Second Quarter 2026 Financial Results

GUANGZHOU, China, September 10, 2026—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next-generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended June 30, 2026.

Recent Business Updates

•	Therapy Selection & MRD

•	OncoScreen® BCMatch Tissue Kit has officially entered the Priority Review Channel of the Center for Medical Device Evaluation (CMDE) under the NMPA.

•	CanCatch Custom Kit and CanCatch Custom Kit (cPAS) have officially entered the Special Review Procedure for Innovative Medical Devices of CMDE under the NMPA.

•	In August 2026, the Priority Review Channel application for OncoCompass Target Cancer Mutation Profiling Liquid Kit was resubmitted and subsequently accepted for review.

“After navigating a challenging first quarter, we delivered the anticipated sequential recovery in the second quarter, offsetting the order volatility in the first quarter” said Mr. Yusheng Han, Chairman and Chief Executive Officer of Burning Rock. “With several products having entered the Priority Review Channel and Special Review Procedure for Innovative Medical Devices of CMDE and new registration certificates expected in the coming quarters, we are confident that we will achieve sustainable and meaningful top-line growth over the long term.”

Second Quarter 2026 Financial Results

Revenues were RMB134.7 million (US$19.9 million) for the three months ended June 30, 2026, representing a 9.3% decrease from RMB148.5 million for the same period in 2025.

•

Revenue generated from central laboratory business was RMB36.8 million (US$5.4million) for the three months ended June 30, 2026, representing a 10.0% decrease from RMB40.9 million for the same period in 2025, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital business.

•

Revenue generated from in-hospital business was RMB67.1 million (US$9.9 million) for the three months ended June 30, 2026, representing a 7.4% increase from RMB62.5 million for the same period in 2025, driven by an increase in sales volume.

•

Revenue generated from pharma research and development services was RMB30.8 million (US$4.6 million) for the three months ended June 30, 2026, representing a 31.8% decrease from RMB45.1 million for the same period in 2025, primarily attributable to decreased testing services performed for our pharma customers.

Cost of revenues was RMB36.9 million (US$5.5 million) for the three months ended June 30, 2026, representing an 8.6% decrease from RMB40.4 million for the same period in 2025.

Gross profit was RMB97.8 million (US$14.4 million) for the three months ended June 30, 2026, representing a 9.5% decrease from RMB108.1 million for the same period in 2025. Gross margin was 72.6% for the three months ended June 30, 2026, compared to 72.8% for the same period in 2025. By channel, gross margin of central laboratory business was 85.7% for the three months ended June 30, 2026, compared to 87.9% during the same period in 2025, primarily driven by an increased depreciation; gross margin of in-hospital business was 77.1% for the three months ended June 30, 2026, compared to 74.4% during the same period in 2025, primarily attributable to an increase in sales volume to high margin products; gross margin of pharma research and development services was 47.2% for the three months ended June 30, 2026, compared to 56.8% during the same period of 2025, primarily due to a decrease in test volume of higher-margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB100.1 million (US$14.8 million) for the three months ended June 30, 2026, representing a 9.4% decrease from RMB110.5 million for the same period in 2025. Non-GAAP gross margin was 74.3% for the three months ended June 30, 2026, compared to 74.4% for the same period in 2025. For more details on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Operating expenses were RMB115.8 million (US$17.1 million) for the three months ended June 30, 2026, representing a 3.2% decrease from RMB119.6 million for the same period in 2025. The decrease was primarily driven by business cost control to improve operating efficiency.

•

Research and development expenses were RMB31.2 million (US$4.6 million) for the three months ended June 30, 2026, representing a 37.3% decrease from RMB49.8 million for the same period in 2025, primarily due to a temporary decrease across different research phases.

•

Selling and marketing expenses were RMB47.1 million (US$6.9 million) for the three months ended June 30, 2026, representing a 22.7% increase from RMB38.4 million for the same period in 2025, primarily due to an increase in staff costs.

•

General and administrative expenses were RMB37.5 million (US$5.6 million) for the three months ended June 30, 2026, representing a 19.2% increase from RMB31.4 million for the same period in 2025, primarily due to an increase in allowance for credit loss in relation to accounts receivables, partially offset by a decrease in share-based compensation expenses.

Net loss was RMB18.4 million (US$2.7 million) for the three months ended June 30, 2026, compared to RMB9.7 million for the same period in 2025.

Cash, cash equivalents and restricted cash were RMB419.1 million (US$61.8 million) as of June 30, 2026.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements.

Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance and formulate business plans. However, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These non-GAAP financial measures may be different from non-GAAP methods of accounting and reporting used by other companies, including peer companies, and therefore their comparability may be limited.

The Company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The Company defines non-GAAP gross margin as non-GAAP gross profit divided by its revenue.

The Company believes presenting non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization, in addition to the Company’s GAAP gross profit and gross margin, provides a better understanding of the underlying trends in the Company’s operating business performance.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are set forth at the end of this press release, all of which should be considered when evaluating the Company’s performance.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
In-hospital channel:
Pipeline partner hospitals(1)	30	31	30	30	30
Contracted partner hospitals(2)	63	63	64	64	64
Total number of partner hospitals	93	94	94	94	94

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
		(RMB in thousands)
Central laboratory channel	40,861	36,811	44,025	32,420	36,782
In-hospital channel	62,496	52,847	51,005	52,761	67,145
Pharma research and development channel	45,197	41,959	31,285	22,762	30,838
Total revenues	148,554	131,617	126,315	107,943	134,765

	For the three months ended
Revenues by location of contracting customer	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
		(RMB in thousands)
Overseas	37,458	17,214	21,849	8,544	17,878
Chinese mainland	111,096	114,403	104,466	99,399	116,887
Total revenues	148,554	131,617	126,315	107,943	134,765

	For the three months ended
Gross profit	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
		(RMB in thousands)
Central laboratory channel	35,937	30,126	39,322	28,761	31,510
In-hospital channel	46,490	37,925	38,388	38,458	51,760
Pharma research and development channel	25,676	30,793	20,856	10,789	14,543
Total gross profit	108,103	98,844	98,566	78,008	97,813

	For the three months ended
Share-based compensation expenses	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
		(RMB in thousands)
Cost of revenues	280	301	300	82	141
Research and development expenses	(270)	73	259	(345)	345
Selling and marketing expenses	364	624	748	164	269
General and administrative expenses	2,005	2,831	1,815	1,907	1,244
Total share-based compensation expenses	2,379	3,829	3,122	1,808	1,999

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	148,554	131,617	126,315	107,943	134,765	19,862
Cost of revenues	(40,451)	(32,773)	(27,749)	(29,935)	(36,952)	(5,446)

Gross profit	108,103	98,844	98,566	78,008	97,813	14,416
Operating expenses:
Research and development expenses	(49,770)	(41,469)	(34,866)	(27,559)	(31,230)	(4,603)
Selling and marketing expenses	(38,413)	(41,808)	(44,066)	(41,206)	(47,141)	(6,948)
General and administrative expenses	(31,417)	(31,698)	(31,672)	(28,088)	(37,443)	(5,518)

Total operating expenses	(119,600)	(114,975)	(110,604)	(96,853)	(115,814)	(17,069)

Loss from operations	(11,497)	(16,131)	(12,038)	(18,845)	(18,001)	(2,653)
Interest income	2,226	1,744	1,502	1,261	1,370	202
Interest expense	—	(15)	(15)	(15)	(15)	(2)
Other income (expense), net	387	7	1	294	(199)	(29)
Foreign exchange (loss) gain, net	(574)	(2,151)	(3,960)	65	(1,278)	(188)

Loss before income tax	(9,458)	(16,546)	(14,510)	(17,240)	(18,123)	(2,670)
Income tax expenses	(244)	(212)	(876)	(232)	(287)	(42)

Net loss	(9,702)	(16,758)	(15,386)	(17,472)	(18,410)	(2,712)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(9,702)	(16,758)	(15,386)	(17,472)	(18,410)	(2,712)
Net loss attributable to ordinary shareholders	(9,702)	(16,758)	(15,386)	(17,472)	(18,410)	(2,712)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(0.09)	(0.16)	(0.15)	(0.17)	(0.17)	(0.02)
Class B ordinary shares - basic and diluted	(0.09)	(0.16)	(0.15)	(0.17)	(0.17)	(0.02)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	90,357,970	90,416,619	87,444,109	87,871,026	91,279,393	91,279,393
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(243)	(1,724)	(2,050)	(3,143)	(2,971)	(438)
Total comprehensive loss	(9,945)	(18,482)	(17,436)	(20,615)	(21,381)	(3,150)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(9,945)	(18,482)	(17,436)	(20,615)	(21,381)	(3,150)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	478,392	416,818	61,431
Restricted cash	2,696	2,290	338
Accounts receivable, net	169,611	172,768	25,463
Contract assets, net	12,301	9,777	1,441
Inventories, net	48,576	34,131	5,030
Contract costs	8,399	5,597	825
Prepayments and other current assets	18,611	22,636	3,337

Total current assets	738,586	664,017	97,865
Non-current assets:
Property and equipment, net	31,099	31,808	4,688
Operating right-of-use assets	42,774	46,282	6,821
Intangible assets, net	284	233	35
Other non-current assets	7,632	8,271	1,219

Total non-current assets	81,789	86,594	12,763
TOTAL ASSETS	820,375	750,611	110,628

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	40,744	17,950	2,646
Deferred revenue	107,819	109,170	16,090
Accrued liabilities and other current liabilities	80,861	68,458	10,090
Customer deposits	592	592	87
Current portion of long-term borrowings	200	200	29
Current portion of operating lease liabilities	16,762	21,172	3,120
Total current liabilities	246,978	217,542	32,062

Non-current liabilities:
Long-term borrowings	1,700	1,600	236
Non-current portion of operating lease liabilities	24,458	22,140	3,263
Other non-current liabilities	11,975	12,248	1,805

Total non-current liabilities	38,133	35,988	5,304
TOTAL LIABILITIES	285,111	253,530	37,366

Shareholders’ equity:
Class A ordinary shares	120	126	19
Class B ordinary shares	21	21	3
Additional paid-in capital	5,010,060	5,013,867	738,953
Treasury stock	(57,193)	(57,193)	(8,429)
Accumulated deficits	(4,255,607)	(4,291,489)	(632,487)
Accumulated other comprehensive loss	(162,137)	(168,251)	(24,797)
Total shareholders’ equity	535,264	497,081	73,262

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	820,375	750,611	110,628

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
Net cash used in operating activities	(67,876)	(51,657)	(7,613)
Net cash used in investing activities	(1,324)	(2,841)	(419)
Net cash generated from/(used in) financing activities	2,000	(100)	(15)
Effect of exchange rate on cash, cash equivalents and restricted cash	62	(7,382)	(1,088)
Net decrease in cash, cash equivalents and restricted cash	(67,138)	(61,980)	(9,135)
Cash, cash equivalents and restricted cash at the beginning of period	522,162	481,088	70,904
Cash, cash equivalents and restricted cash at the end of period	455,024	419,108	61,769

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
		(RMB in thousands)
Gross profit:
Central laboratory channel	35,937	30,126	39,322	28,761	31,510
In-hospital channel	46,490	37,925	38,388	38,458	51,760
Pharma research and development channel	25,676	30,793	20,856	10,789	14,543
Total gross profit	108,103	98,844	98,566	78,008	97,813
Add: depreciation and amortization:
Central laboratory channel	456	231	490	412	548
In-hospital channel	389	372	308	228	297
Pharma research and development channel	1,528	1,491	2,057	1,885	1,425
Total depreciation and amortization included in cost of revenues	2,373	2,094	2,855	2,525	2,270
Non-GAAP gross profit:
Central laboratory channel	36,393	30,357	39,812	29,173	32,058
In-hospital channel	46,879	38,297	38,696	38,686	52,057
Pharma research and development channel	27,204	32,284	22,913	12,674	15,968
Total non-GAAP gross profit	110,476	100,938	101,421	80,533	100,083
Non-GAAP gross margin:
Central laboratory channel	89.1%	82.5%	90.4%	90.0%	87.2%
In-hospital channel	75.0%	72.5%	75.9%	73.3%	77.5%
Pharma research and development channel	60.2%	76.9%	73.2%	55.7%	51.8%
Total non-GAAP gross margin	74.4%	76.7%	80.3%	74.6%	74.3%